

Mail Stop 3561

October 26, 2016

Ms. Turid M. Sorensen
Chief Financial Officer
Nordic American Offshore LTD
Canon's Court
22 Victoria Street
Hamilton HM EX
Bermuda

    Re: **Nordic American Offshore LTD**
            Form 20-F for the Year Ended December 31, 2015
            Filed March 23, 2016
            File No. 001-136484

Dear Ms. Sorensen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Impairment of Long-Lived Assets, page 31

1. We note your section on critical accounting policies. It appears that the items included are a mere repetition of your Significant Accounting Policies section in the notes to your financial statements. Pursuant to FR-60, this MD&A section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing. Considering the sensitivity of your impairment analysis to the current environment, a more robust disclosure of specific assumptions and basis for these assumptions is warranted. Please revise accordingly.

2. In this regard, we note your disclosure on page F-13 that you performed an impairment test in 2015 that did not result in the carrying value for any of the Company's vessels exceeding future undiscounted cash flows for 2015. However, we note the following unfavorable conditions present towards the end of 2015 and to date:

   • The company's market cap of $71.37 million at October 26, 2016 is significantly lower than shareholders' equity of $254.4 million at June 30, 2016.
   • Your operating results discussion indicates a significant decrease in charter revenues and utilization, both for short term and spot charters, combined with an increase in vessel operating costs.
   • You have acquired two new vessels during 2016 which do not appear to be in operation.

   Please tell us the date of your latest impairment analysis. Considering the significant and persistent decline in revenues, despite the young age of your fleet, please advise us of what consideration is given to performing an updated interim impairment test of the long-lived assets pursuant to the guidance in Topic ASC 360-10. In addition, please tell us how you intend to adjust the historical rates to be used in the analysis, to reflect the decrease in your spot and charter rates and utilization, and the increase in expenses, and provide us with the specific rates and assumption used and your basis for using a particular cycle in a historical pattern. We may have further comment upon reviewing your response.

3. We note your disclosures on page 27 that there has been a decrease in vessel utilization due to reduced oil prices and an oversupply of vessels available in the market. We also note the disclosure on page 16 which indicates that if the fair market values of your vessels decline, you may not be in compliance with certain covenants in your Credit Facility and other debt agreements that you may enter into. Given the susceptibility of your vessels to significant fluctuations in their market values, please revise the Critical Accounting Policies section of your MD&A to disclose the number of vessels (both active and inactive) whose carrying value exceeds their charter-free market value and the aggregate amount of the difference between these two amounts. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, if you decided to sell these vessels. Also, the disclosure accompanying the table should discuss the related accounting treatment of your vessels, and describe the circumstances under which you would be required to record an impairment loss for those vessels with a carrying value in excess of their estimated fair market values.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure